UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 5, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

October 5, 2020

Leading Swiss financial software company, Avaloq, to become part of the NEC Group

NEC Corporation (NEC; TSE: 6701) announced today that Avaloq Group AG (Avaloq), a leading Swiss financial software company, will become part of the NEC Group following a resolution at the NEC board of directors meeting held October 3, 2020 to acquire all of the shares of WP/AV CH Holdings I B.V. (WP/AV CH Holdings I), which indirectly wholly owns Avaloq. This resolution is accompanied with the conclusion of a stock purchase and sale contract with Avaloq’s shareholding association and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus. The acquisition of Avaloq will provide NEC with digital finance software and domain knowledge as it enters into the field globally, while strengthening its business in the digital government field. The acquisition is expected to be worth 2.05 billion Swiss francs (approximately 236 billion Japanese yen), and to be completed by April 2021, following the confirmation of necessary procedures and approvals for each organization.

1. Acquisition Purpose

NEC focuses on Solutions for Society businesses that utilize the strengths of ICT to enhance social infrastructure. NEC’s biometric and AI technologies are driving the expansion of business globally, mainly in the digital government field, and help to promote safe, secure, fair, and efficient communities. NEC is now shifting more attention towards SaaS business models that utilize software capable of being horizontally deployed.

Avaloq is a global leader in digital banking solutions and is at the forefront of financial DX as a software developer for financial institutions largely centered in Switzerland, but reaching across more than 150 customers in 30 countries worldwide. Avaloq’s business growth is partially driven by recurring business from the provision of SaaS software for financial asset management and other applications, as it holds the top market share in financial asset management software within Europe and Asia Pacific. Furthermore, in recent years Avaloq has worked with FinTech startups and other partners to aggressively promote digitization through AI, blockchain and other technologies as part of capitalizing on new service needs brought on by open banking, particularly in Europe.

In response to slowing growth in conventional services and advances in regulatory reforms such as the shift to open banking, the financial industry is working to acquire new sources of revenue by creating services that leverage digital technologies, and the utilization of software is expanding in preparation for rapid introduction of these services. In addition, there is a growing momentum toward achieving more equitable and efficient civil services through cooperation between government and finance, which is based on digital IDs and digital tokens.

The digitization of the financial industry is expected to have a broad impact on the sustainable development of the digital economy and society. NEC will acquire software and domain knowledge in the digital finance field through the acquisition of Avaloq, and enter this field globally, while strengthening its business in the digital government field.

NEC will be placing great importance on building long-term relationships with Avaloq and its customers, and aims to create new solutions that combine Avaloq’s software with NEC’s cutting-edge technologies, such as its brand of biometric authentication solutions, “Bio-Idiom,” the company’s AI technology brand, “NEC the WISE,” and its innovative blockchain technologies. NEC will also promote global sales expansion of Avaloq’s software by taking advantage of NEC Group sales channels, including KMD, a leading European software and IT services provider that NEC acquired in February 2019.

In the future, NEC aims to further expand its business and improve profitability, mainly in the digital government and digital finance areas, by globally developing SaaS business models that utilize software and technologies from throughout the NEC Group.

2. Acquisition Method

The acquisition will be carried out by NEC acquiring all of the shares of WP/AV CH Holdings I through a special-purpose company that NEC establishes in the Netherlands.

3. Change in subsidiary (WP/AV CH Holdings I B.V.) (the “Company”)

(1)	Corporate Name	WP/AV CH Holdings I B.V.

(2)	Head Office	Herikerbergweg 88, 1101CM Amsterdam, the Netherlands

(3)	Representative	Guido Franciscus Xaverius Maria Nieuwenhuizen – Investor Director Enrico Ardielli – Avaloq Director Carina Helsloot – van Riemsdijk – Local Director Ronald Posthumus – Local Director

(4)	Scope of Business	To (a) incorporate and subsequently to hold, manage, operate and dispose shares in the capital of WP/AV CH Holdings II B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, (b) finance businesses and companies, (c) supply advice and to render services to enterprises and companies with which the company forms a group and to third parties, (d) borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned, (e) render guarantees to bind the company and to pledge its assets for obligations of the companies and enterprises with which it forms a group and on behalf of third parties, (f) perform any and all activity of industrial, financial or commercial nature, as well as everything pertaining to the foregoing relating thereto, all in the widest sense of the word.

(5)	Stated Capital	CHF 42,000,000.00

(6)	Date of Incorporation	February 27, 2017

(7)	Major Shareholders and Ownership Ratios	A-family S.à r.l.		55.90%
		WP RR Financial Investments II B.V.		41.03%

(8)	Relationship with the Company	Investment in Share Capital	N/A
		Personnel	N/A
		Trading	N/A

(9)	Consolidated Operating Results and Consolidated Financial Position of the Company for the three-year period ended December 31, 2019 (January 1, 2017-December 31, 2019) (CHF : Swiss franc)

Fiscal Year		Fiscal Year ended December 31, 2017	Fiscal Year ended December 31, 2018	Fiscal Year ended December 31, 2019
	Consolidated net assets	-1.2 million CHF	-126.1 million CHF	-137.4 million CHF
	Consolidated total assets	641.4 million CHF	649.3 million CHF	664.5 million CHF
	Consolidated net assets per share	-24 CHF	-2,488 CHF	-2,647 CHF
	Consolidated net sales	565.0 million CHF	572.0 million CHF	609.0 million CHF
	Consolidated EBITDA	95.5 million CHF	41.4 million CHF	69.2 million CHF
	Consolidated operating profit	60.9 million CHF	-20.6 million CHF	0.8 million CHF
	Adjusted net profit attributable to shareholders of the parent	26.6 million CHF	-36.0 million CHF	-29.8 million CHF
	Consolidated net profit per share	532 CHF	-711 CHF	-575 CHF
4. A-family S.a.r.l. (“Seller 1”)
(1)	Corporate Name	A-family S.à.r.l.

(2)	Head Office	L-2411 Luxembourg, 15, Boulevard F.W. Raiffeisen

(3)	Representative	Francisco Fernandez - Manager Peter Schöpfer - Manager Enrico Ardielli - Manager

(4)	Scope of Business	To carry out all transactions pertaining directly or indirectly to the acquisition in a fiduciary capacity of participations in Luxembourg and foreign companies, in any form whatsoever, and the administration, management, control and development of those participations.

(5)	Stated Capital	EUR 12,000

(6)	Date of Incorporation	May 30, 2017

(7)	Net Assets	EUR 32,425

(8)	Total Assets	EUR 45,839

(9)	Major Shareholders and Ownership Ratios	Life4IT Holding AG, Switzerland 100%

(10)	Relationship with NEC	Investment in Share Capital	N/A
		Personnel	N/A
		Trading	N/A
		Relationship between NEC and Seller 1’s affiliates or directors	N/A
5. Outline of WP RR Financial Investments II B.V. (“Seller 2”)
(1)	Corporate Name	WP RR Financial Investments II B.V.

(2)	Head Office	Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands

(3)	Representative	Guido Franciscus Xaverius Maria Nieuwenhuizen - Director A Tara Eileen O’Neill - Director A Steven G. Glenn - Director A Roeland August Marie Smeets - Director B Ronald Posthumus - Director B

(4)	Scope of Business	To (a) incorporate and subsequently to hold, manage, operate and dispose shares in the capital of WP/AV CH Holdings I B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, (b) finance businesses and companies, (c) supply advice and to render services to enterprises and companies with which the company forms a group and to third parties, (d) perform any and all activity of industrial, financial or commercial nature, as well as everything pertaining to the foregoing relating thereto, all in the widest sense of the word.

(5)	Stated capital	CHF 100.00

(6)	Date of Incorporation	March 11, 2016

(7)	Net Assets	CHF 287,205,834

(8)	Total Assets	CHF 287,238,058

(9)	Major Shareholders and Ownership Ratios	WP RR Financial Investments I B.V. 100%

(10)	Relationship with NEC	Investment in Share Capital	N/A
		Personnel	N/A
		Trading	N/A
		Relationship between NEC and Seller 2’s affiliates or directors	N/A
6. Shares to be acquired, Acquisition Price and Number of shares held before and after the acquisition
(1)	Number of shares held before the acquisition	N/A

(2)	Number of shares to be acquired	52,488 shares (Number of voting rights: 52,488)

(3)	Acquisition Price

Acquisition Price: CHF 2.05 billion

                               (approximately JPY 236 billion)

(Note) Japanese yen amounts are translated from Swiss franc, at the rate of CHF 1= JPY 115

Estimated amount of advisory fees: JPY 2 billion

Estimated total amount: JPY 238 billion

(4)	Number of shares held after the acquisition	52,488 shares (Number of voting rights: 52,488) (Voting Ratio : 100.0%)
7. Schedule
(1)	Board Meeting	October 3, 2020

(2)	Signing date of the Share Purchase Agreement	October 3, 2020

(3)	Expected acquisition date	By April 2021

8. Impact on financial results forecasts

NEC’s consolidated financial results forecasts for the fiscal year ending March 31, 2021 are currently under review in connection with the acquisition above, and if any information to be disclosed has occurred, NEC will disclose such information as soon as possible.

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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